Exhibit (2)(k)(ii)

AMENDMENT TO

AMENDED AND RESTATED

ADMINISTRATION, FUND ACCOUNTING

AND TRANSFER AGENT AND CUSTODY AGREEMENTS

THIS AMENDMENT (the “Amendment”) made as of April 1, 2020 (the “Effective Date”), is by and among UMB Fund Services, Inc. (“UMBFS”), UMB Bank, N.A. (“UMB Bank”) and Bluestone Community Development Fund (the “Fund”), and amends those certain Amended and Restated Administration, Fund Accounting and Transfer Agent Agreement and the Amended and Restated Custody Agreement between the respective parties dated May 1, 2019 as amended (the “Agreements”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreements.

WHEREAS, UMBFS performs certain administrative, fund accounting and transfer agency services for the Fund;

WHEREAS, UMB Bank performs certain custody services for the Fund;

WHEREAS, the parties have agreed to discount the service fees as consideration for the Fund’s agreement to extend the current terms of the Agreements; and

WHEREAS, the parties hereto have agreed to amend the Agreements as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	Fees. Each of UMBFS and UMB Bank agree that the current fees applicable under the Agreements, with the exception of any out-of-pocket expenses, shall be reduced by ten percent (10%) for the period from April 1, 2020 through October 17, 2021.

2.	Contract Term. The current term for each of the Agreements shall extend through October 17, 2021. Notwithstanding the terms of the Custody Agreement, the Custody Agreement may not be terminated prior to October 17, 2021.

3.	Miscellaneous.

A.	This Amendment supplements and amends the Agreements. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreements or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

B.	Each reference to the Agreements in the Agreements (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreements as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreements shall remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

C.	Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this and Amendment.

D.	This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

E.	If any term, covenant or condition of this Amendment is held to be invalid, illegal or unenforceable in any respect, all other terms, covenants and conditions of this Amendment shall remain legal, valid and enforceable and in full force and effect.

F.	Each person signing below represents and warrants that he/she is duly authorized to execute this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

UMB FUND SERVICES, INC.		UMB BANK, N.A.

By:	/s/ Maureen Quill	By:	/s/ Pete Bergman
Name: Maureen Quill		Name: Pete Bergman, SVP
Title: EVP Registered Funds		Title:

BLUESTONE COMMUNITY
DEVELOPMENT FUND

By:	/s/ Joseph Gladue
Name: Joseph Gladue
Title: Principal Financial Officer